Exhibit 99.7

Volaris Reports First Quarter 2014 Results: Improving Operational Efficiency in a Challenging Revenue Environment

Mexico City, Mexico April 28, 2014 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico and the US, today announced its financial results for the first quarter 2014.

First Quarter 2014 Highlights

The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). Unless otherwise stated, all comparisons with prior periods refer to the first quarter of 2013.

•	Total operating revenues were Ps.2,775 million for the first quarter, a decrease of 9%, reflecting a challenging macroeconomic and pricing environment, as well as a seasonal impact. Holy week, one of the most active travel weeks in Mexico, happened in April of 2014, as opposed to March of 2013.

•	Non-ticket revenues increased 9%, reaching Ps.514 million. Non-ticket revenues excluding cargo per passenger increased 10%, reaching Ps.208 (US$16), in line with our ancillary revenue generation strategy.

•	Total operating revenue per available seat mile (TRASM) decreased to Ps.101.2 cents (US$7.7 cents), an 18% decrease year over year.

•	Operating expenses per available seat mile (CASM) decreased to Ps.119.0 cents (US$9.1 cents), a 3% decrease year over year. CASM excluding fuel decreased 2%, reaching Ps.72.1 cents (US$5.5 cents), reflecting firm cost control.

•	Adjusted EBITDAR was Ps.162 million with a net loss of Ps.370 million (Ps.0.37 cents per share / US$0.28 cents per ADS).

•	We continued to build our markets, as we booked 10% more passengers in the quarter compared to the first quarter of 2013, operated at an 81% load factor, and advanced our product unbundling strategy of growing non-ticket revenues. Aircraft utilization increased to 12.4 block hours per day.

Volaris CEO Enrique Beltranena commented: “In the first quarter of 2014, market conditions were very difficult. While I am disappointed in the quarter’s financial results, we responded well to the challenges. We managed capacity and pricing in a responsible way, reaffirmed our cost control discipline and grew non-ticket revenues. The entire team remains sharply focused on driving significant long term value growth and financial success, by firmly executing our Volaris ULCC model.

•	Sluggish Mexican economic growth resulted in a very competitive pricing environment. We have responded and will continue to do so by incisively managing capacity, pricing and load factor while maintaining market share.

•	Consistent with our point-to-point, core “Visiting Friends and Relatives” (VFR) traffic and bus switching strategy, we will maintain our effort to manage the fare environment, affected by macroeconomic conditions and competitive pricing, without jeopardizing the healthy market demand, in particular driven by travelers that already have and can continue to switch from buses to air travel.

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V.	1

•	The Volaris ULCC model’s strength was demonstrated in a challenging quarter by substantial growth of non-ticket revenues, by expanding our ancillary product offering and increasing customer acceptance.

•	We continued to reduce unit costs further and maintain our leadership as the lowest unit cost operator in the Americas. Our leading CASM positions us well in both the domestic Mexico market and cross border into the US.”

A Challenging Macroeconomic Environment in the First Quarter …

•	Slower Mexican economic growth and weak demand:
•	GDP growth estimates for the full year have been revised downward again to 3.1%, according to the Mexican Central Bank survey.

•	Consumer confidence decreased 11% year over year in the first quarter of 2014.

•	The Mexican General Economic Activity Indicator (IGAE) increase was only 1.0% and 1.7% in January and February of 2014, respectively, compared to the same periods in 2013.

•	Same store sales from the Mexican National Association of Supermarkets and Department Stores (ANTAD) decreased 1.7%, 0.2% and 2.4% in January, February and March, respectively, compared to the same periods in 2013.

•	Exchange rate volatility: The Mexican peso depreciated 4.6% year over year against the US dollar, as the exchange rate devalued from an average of Ps.12.66 pesos per US dollar in the first quarter of 2013 to Ps.13.23 pesos per US dollar during the first quarter of 2014.

•	Fuel costs decrease: The average economic fuel cost per gallon decreased 0.7% year over year in the first quarter of 2014.

… but the Volaris ULCC Model Further Strengthened

•	Air traffic volume increases: Among Mexican carriers, Volaris generated 26% of the passenger volume growth in January and February 2014 and increased market share to 23% in both domestic and international markets, remaining the second largest operator among Mexican carriers, according to the Mexican DGAC (Dirección General de Aeronáutica Civil). The DGAC reported an overall passenger increase for Mexican carriers of 12% for the same period.

•	New routes and operations: During the first quarter, Volaris launched 8 new point-to-point routes from Monterrey, focusing on our VFR customer base. Total departures increased 7% year over year.

•	Non-ticket revenues expansion: After the launch of our new ancillary revenue platform in the fourth quarter 2013, our non-ticket revenue strategy continued to develop during the first quarter 2014, as the new baggage policy and the retail on-board program has been rolled-out and the entire ancillary suite has expanded and gained greater customer acceptance. Non-ticket revenues excluding cargo per passenger increased 10% year over year.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.	2

•	Bus switching offerings and initiatives designed to attract bus passengers to Volaris, were further developed and implemented.

•	Disciplined capacity management was implemented network-wide, in particular in the domestic market (Tijuana and Guadalajara bases).

First Quarter Operating Revenues: Slower Mexican Economy, Tough Year Over Year Comps

Volaris booked 2.2 million passengers in the first quarter 2014. This equates to a 10% growth rate in the first quarter 2014 as compared to the first quarter in 2013, even though Holy week occurred in April this year.

Volaris traffic (measured in terms of revenue passenger miles or RPMs) increased 11% in the first quarter 2014 year over year.

While the increase in passenger volume and improving RPMs highlight our growth in the market, the weak Mexican economy and competitive pricing environment resulted in a weak fare environment. In response to these market conditions, we elected to modulate our ASM growth in the period to 11% year over year, and even reducing by 7% versus the fourth quarter 2013.

For the first quarter 2014, Volaris’ total operating revenues were Ps.2,775 million, a decrease of 9.3% year over year. Average fare decreased 20.7% in the first quarter 2014 year over year.

During the first quarter 2014, our non-ticket revenues and non-ticket revenues per passenger reached Ps.514 million and Ps.238, respectively. Non-ticket revenue excluding cargo per passenger increased 10% in the first quarter year over year.

Passenger revenue per available seat mile (RASM) was 21% lower compared to the first quarter 2013, and total operating revenue per available seat mile (TRASM) was 18% lower, resulting from a weak fare environment.

Continued Cost Discipline Strengthens “Lowest Cost Operator in the Americas” Position

CASM for the first quarter 2014 was Ps.119.0 cents (US$9.1 cents), a 2.6% reduction compared to the first quarter of 2013, primarily driven by efficiency benefits and sustained cost control discipline. CASM excluding fuel also decreased 2.3% year over year to Ps.72.1 cents (US$5.5 cents) in the first quarter 2014 and we remain the lowest CASM operator in the Americas.

Reflecting our strategy to further reduce unit costs, Volaris has continued to take deliveries of larger sharklet-equipped A320 aircraft, bringing our seat mix of A320/A319 to a 59/41 percent split.

We further reduced sales, marketing and distribution expenses to 5.7% as percent of total operating revenues, mainly due to our reservations system change.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.	3

Strong Balance Sheet and Liquidity Supports Strategy and Plans for 2014 and Beyond

As of March 31, 2014, Volaris had Ps.2,240 million in unrestricted cash and cash equivalents. The Company recorded negative net debt (or a positive net cash position) of Ps.1,573 million and total equity was Ps.3,593 million.

During the first quarter 2014, Volaris incurred capital expenditures of Ps.228 million, which included pre-delivery payments for future deliveries of aircraft net of refunds of Ps.83 million and acquisitions of rotable spare parts, furniture and equipment of Ps.145 million.

Young and Fuel Efficient Fleet Underpins Long Term Growth/Increasing Cost Efficiency

As of March 31, 2014, the Company´s fleet was comprised of 46 aircraft (27 A320s and 19 A319s), with an average age of 4.0 years. During the first quarter of 2014 Volaris received three new sharklet-equipped A320s and returned one vintage A319.

Investors are urged to read carefully the Company’s periodic reports filed with or furnished to the Securities and Exchange Commission, for additional information regarding the Company.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.	4

Conference Call/Webcast Details:

Volaris will conduct a conference call to discuss these results tomorrow, April 29, 2014, at 11:00 a.m. ET. A live audio webcast of the conference call will be available to the public on a listen-only basis at http://ir.volaris.com

About Volaris:

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with “point to point” service, serving Mexico and the US. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 100 and its fleet from four to 46 aircraft. Volaris offers more than 200 daily flight segments on routes that connect 33 cities in Mexico and 13 cities in the United States with the youngest aircraft fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States. Volaris has received the ESR Award for Social Corporate Responsibility for three consecutive years.

For more information, please visit: www.volaris.com

Forward-looking Statements:

Statements in this release contain various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which represent the Company’s expectations or beliefs concerning future events. When used in this release, the words “expects,” “estimates,” “plans,” “anticipates,” “indicates,” “believes,” “forecast,” “guidance,” “outlook,” “may,” “will,” “should,” “seeks,” “targets” and similar expressions are intended to identify forward-looking statements. Similarly, statements that describe the Company’s objectives, plans or goals, or actions the Company may take in the future, are forward-looking statements. Forward-looking statements include, without limitation, statements regarding the Company’s intentions and expectations regarding the delivery schedule of aircraft on order, announced new service routes and customer savings programs. All forward-looking statements in this release are based upon information available to the Company on the date of this release. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. Forward-looking statements are subject to a number of factors that could cause the Company’s actual results to differ materially from the Company’s expectations, including the competitive environment in the airline industry; the Company’s ability to keep costs low; changes in fuel costs; the impact of worldwide economic conditions on customer travel behavior; the Company’s ability to generate non-ticket revenues; and government regulation. Additional information concerning these and other factors is contained in the Company’s Securities and Exchange Commission filings.

Investor Relations Contact:

Andrés Pliego / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media Contact:

Jimena Llano / jimena.llano@volaris.com / +52 1 55 4577 0857

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.	5

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

Unaudited (In Mexican pesos, except otherwise indicated)	Three months ended March 31, 2014 (US Dollars)*	Three months ended March 31, 2014	Three months ended March 31, 2013	Var (%)
Total operating revenues (millions)	212	2,775	3,062	(9.3%)
Total operating expenses (millions)	249	3,263	3,024	7.9%
EBIT (millions)	(37)	(488)	38	NA
EBIT margin	(17.6%)	(17.6%)	1.2%	(18.8	) pp
Adjusted EBITDA (millions)	(33)	(430)	119	NA
Adjusted EBITDA margin	(15.5%)	(15.5%)	3.9%	(19.4	) pp
Adjusted EBITDAR (millions)	12	162	634	(74.4%)
Adjusted EBITDAR margin	5.9%	5.9%	20.7%	(14.8	) pp
Net loss (millions)	(28)	(370)	(65)	>100%
Net margin	(13.3%)	(13.3%)	(2.1%)	(11.2	) pp
Earnings per share:
Basic (cents)	—	(0.37)	(0.08)	>100%
Diluted (cents)	—	(0.37)	(0.08)	>100%
Earnings per ADS:
Basic (cents)	(0.28)	(3.66)	(0.78)	>100%
Diluted (cents)	(0.28)	(3.66)	(0.78)	>100%
Weighted average shares outstanding:
Basic	—	1,011,876,677	796,916,380 **	27.0%
Diluted	—	1,011,876,677	796,916,380 **	27.0%
Available seat miles (ASMs) (millions)	—	2,742	2,475	10.8%
Revenue passenger miles (RPMs) (millions)	—	2,214	2,000	10.7%
Load factor	—	80.7%	80.8%	(0.1	)pp
Total operating revenue per ASM (TRASM) (cents)	7.7	101.2	123.7	(18.2%)
Passenger revenue per ASM (RASM) (cents)	6.3	82.5	104.5	(21.1%)
Passenger revenue per RPM (yield) (cents)	7.8	102.1	129.4	(21.0%)
Average fare	80.0	1,046	1,320	(20.7%)
Non-ticket revenue per passenger	18.2	238	242	(1.6%)
Non-ticket revenue excluding cargo per passenger	15.9	208	190	9.8%
Operating expenses per ASM (CASM) (cents)	9.1	119.0	122.2	(2.6%)
CASM ex fuel (cents)	5.5	72.1	73.7	(2.3%)
Booked passengers (thousands)	—	2,161	1,961	10.2%
Departures	—	16,823	15,699	7.2%
Block hours	—	45,250	42,232	7.1%
Fuel gallons consumed (millions)	—	31.6	29.2	8.2%
Average economic fuel cost per gallon	3.1	40.8	41.1	(0.7%)
Aircraft at end of period	—	46	43	7.0%
Average aircraft utilization (block hours)	—	12.4	11.9	4.9%
Average exchange rate	—	13.23	12.66	4.6%

*	Peso amounts were converted to US dollars at the rate of Ps.13.0837 for convenience purposes only.
**	Per share amounts reflect the retrospective application of the stock split adopted on June 11, 2013.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.	6

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Operations

Unaudited (In millions of Mexican pesos)	Three months ended March 31, 2014 (US Dollars)*	Three months ended March 31, 2014	Three months ended March 31, 2013	Var (%)
Operating revenues:
Passenger	173	2,261	2,588	(12.6%)
Non-ticket	39	514	474	8.5%
	212	2,775	3,062	(9.3%)

Other operating income	—	(4)	(24)	(84.6%)
Fuel	98	1,287	1,199	7.4%
Aircraft and engine rent expense	45	593	514	15.3%
Salaries and benefits	30	389	363	7.2%
Landing, take-off and navigation expenses	40	520	461	12.8%
Sales, marketing and distribution expenses	12	158	187	(15.5%)
Maintenance expenses	12	159	141	12.2%
Other operating expenses	8	105	102	2.4%
Depreciation and amortization	4	58	81	(29.0%)
Operating expenses	249	3,263	3,024	7.9%

Operating (loss) income	(37)	(488)	38	NA

Finance income	—	5	4	12.4%
Finance cost	—	(5)	(18)	(70.8%)
Exchange gain (loss), net	1	11	(108)	NA
Comprehensive financing result	1	11	(122)	NA

Loss before income tax	(36)	(477)	(84)	>100%
Income tax benefit	8	107	19	>100%
Net loss	(28)	(370)	(65)	>100%

Attribution of net loss:
Equity holders of the parent	(28)	(370)	(62)	>100%
Non-controlling interest	—	—	(2)	NA
Net loss	(28)	(370)	(65)	>100%

*	Peso amounts were converted to US dollars at the rate of Ps.13.0837 for convenience purposes only.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.	7

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Financial Position

(In millions of Mexican pesos)	March 31, 2014 Unaudited (US Dollars)*	March 31, 2014 Unaudited	December 31, 2013 Audited
Assets
Cash and cash equivalents	171	2,240	2,451
Accounts receivable	51	671	602
Inventories	9	123	114
Prepaid expenses and other current assets	26	338	323
Financial instruments	—	2	11
Guarantee deposits	39	512	499
Total current assets	297	3,886	4,000
Rotable spare parts, furniture and equipment, net	116	1,520	1,341
Intangible assets, net	6	73	79
Deferred income tax	32	416	305
Guarantee deposits	210	2,750	2,603
Other assets	4	58	49
Total assets	665	8,702	8,378
Liabilities
Unearned transportation revenue	138	1,804	1,393
Accounts payable	39	508	537
Accrued liabilities	74	974	1,033
Taxes and fees payable	67	876	599
Financial instruments	2	31	32
Financial debt	10	136	268
Other liabilities	1	12	9
Total short-term liabilities	332	4,340	3,872
Financial instruments	5	66	74
Financial debt	41	531	294
Accrued liabilities	10	130	138
Other liabilities	1	12	11
Employee benefits	—	6	5
Deferred income taxes	2	24	22
Total liabilities	390	5,109	4,415
Equity
Capital stock	227	2,974	2,974
Treasury shares	(8)	(108)	(108)
Contributions for future capital increases	—	—	—
Legal reserve	3	38	38
Additional paid-in capital	136	1,786	1,786
Accumulated losses	(79)	(1,031)	(661)
Accumulated other comprehensive losses	(5)	(66)	(66)
Total equity attributable to equity holders of the parent	275	3,593	3,962
Non-controlling interest	—	—	—
Total equity	275	3,593	3,962
Total liabilities and equity	665	8,702	8,378

Total shares outstanding basic and diluted		1,011,876,677	1,011,876,677

*	Peso amounts were converted to US dollars at the rate of Ps.13.0837 for convenience purposes only.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.	8

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Cash Flows – Cash Flow Data

Unaudited (In millions of Mexican pesos)	Three months ended March 31, 2014 (US Dollars)*	Three months ended March 31, 2014	Three months ended March 31, 2013

Net cash flow (used in) provided by operating activities	(7)	(86)	272
Net cash flow (used in) provided by investing activities	(17)	(227)	62
Net cash flow provided by (used in) financing activities	8	99	(204)
(Decrease) increase in cash and cash equivalents	(16)	(215)	129
Net foreign exchange differences	—	4	(25)
Cash and cash equivalents at beginning of period	187	2,451	822
Cash and cash equivalents at end of period	171	2,240	926

*	Peso amounts were converted to US dollars at the rate of Ps.13.0837 for convenience purposes only.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.	9

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	STATEMENT OF FINANCIAL POSITION

AT 31 MARCH 2014 AND 31 DECEMBER 2013
(Thousand Pesos)	CONSOLIDATED

Ref	Account / Subaccount	Ending current	Previous year end
		Amount	Amount
10000000	Total assets	8,702,497	8,377,784

11000000	Total current assets	3,886,094	3,999,960

11010000	Cash and cash equivalents	2,240,021	2,450,773
11020000	Short-term investments	0	0
11020010	Available-for-sale investments	0	0
11020020	Trading investments	0	0
11020030	Held-to-maturity investments	0	0
11030000	Trade receivables, net	256,384	222,230
11030010	Trade receivables	288,449	252,005
11030020	Allowance for doubtful accounts	-32,065	-29,775
11040000	Other receivables, net	414,709	379,929
11040010	Other receivables	414,709	379,929
11040020	Allowance for doubtful accounts	0	0
11050000	Inventories	122,948	113,835
11051000	Biological current assets	0	0
11060000	Other current assets	852,032	833,193
11060010	Prepayments	338,439	322,971
11060020	Derivative financial instruments	1,854	11,133
11060030	Assets available for sale	0	0
11060040	Discontinued operations	0	0
11060050	Rights and licenses	0	0
11060060	Other	511,739	499,089

12000000	Total non-current assets	4,816,403	4,377,824

12010000	Accounts receivable, net	0	0
12020000	Investments	0	0
12020010	Investments in associates and joint ventures	0	0
12020020	Held-to-maturity investments	0	0
12020030	Available-for-sale investments	0	0
12020040	Other investments	0	0
12030000	Property, plant and equipment, net	1,519,929	1,341,323
12030010	Land and buildings	0	0
12030020	Machinery and industrial equipment	0	0
12030030	Other equipment	1,101,694	953,538
12030040	Accumulated depreciation	-619,784	-569,100
12030050	Construction in progress	1,038,019	956,885
12040000	Investment property	0	0
12050000	Biological non-current assets	0	0
12060000	Intangible assets, net	72,837	79,282
12060010	Goodwill	0	0
12060020	Trademarks	0	0
12060030	Rights and licenses	1,428	2,009
12060031	Concessions	0	0
12060040	Other intangible assets	71,409	77,273
12070000	Deferred tax assets	416,178	304,525
12080000	Other non-current assets	2,807,459	2,652,694
12080001	Prepayments	0	0
12080010	Derivative financial instruments	0	0
12080020	Employee benefits	0	0
12080021	Available for sale assets	0	0
12080030	Discontinued operations	0	0
12080040	Deferred charges	0	0
12080050	Other	2,807,459	2,652,694

20000000	Total liabilities	5,109,331	4,415,414

21000000	Total current liabilities	4,340,038	3,871,529

21010000	Bank loans	133,134	266,121
21020000	Stock market loans	0	0
21030000	Other liabilities with cost	0	0
21040000	Trade payables	491,939	533,555
21050000	Taxes payable	875,808	598,976
21050010	Income tax payable	30,547	44,713

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	STATEMENT OF FINANCIAL POSITION

AT 31 MARCH 2014 AND 31 DECEMBER 2013
(Thousand Pesos)	CONSOLIDATED

Ref	Account / Subaccount	Ending current	Previous year end
		Amount	Amount
21050020	Other taxes payable	845,261	554,263
21060000	Other current liabilities	2,839,157	2,472,877
21060010	Interest payable	2,657	2,347
21060020	Derivative financial instruments	31,286	31,845
21060030	Deferred revenue	1,803,687	1,393,469
21060050	Employee benefits	0	0
21060060	Provisions	11,836	9,498
21060061	Current liabilities related to available for sale assets	0	0
21060070	Discontinued operations	0	0
21060080	Other	989,691	1,035,718

22000000	Total non-current liabilities	769,293	543,885

22010000	Bank loans	531,192	293,824
22020000	Stock market loans	0	0
22030000	Other liabilities with cost	0	0
22040000	Deferred tax liabilities	24,175	21,530
22050000	Other non-current liabilities	213,926	228,531
22050010	Derivative financial instruments	66,483	74,306
22050020	Deferred revenue	0	0
22050040	Employee benefits	5,701	5,260
22050050	Provisions	12,114	11,381
22050051	Non-current liabilities related to available for sale assets	0	0
22050060	Discontinued operations	0	0
22050070	Other	129,628	137,584

30000000	Total equity	3,593,166	3,962,370

30010000	Equity attributable to owners of parent	3,593,166	3,962,370
30030000	Capital stock	2,973,559	2,973,559
30040000	Shares repurchased	0	0
30050000	Premium on issuance of shares	1,785,826	1,785,744
30060000	Contributions for future capital increases	1	1
30070000	Other contributed capital	-107,730	-107,730
30080000	Retained earnings (accumulated losses)	-992,849	-622,717
30080010	Legal reserve	38,250	38,250
30080020	Other reserves	0	0
30080030	Retained earnings	-660,967	-929,645
30080040	Net (loss) income for the period	-370,132	268,678
30080050	Others	0	0
30090000	Accumulated other comprehensive income (net of tax)	-65,641	-66,487
30090010	Gain on revaluation of properties	0	0
30090020	Actuarial gains (losses) from labor obligations	-375	-375
30090030	Foreign currency translation	0	0
30090040	Changes in the valuation of financial assets available for sale	0	0
30090050	Changes in the valuation of derivative financial instruments	-65,266	-66,112
30090060	Changes in fair value of other assets	0	0
30090070	Share of other comprehensive income of associates and joint ventures	0	0
30090080	Other comprehensive income	0	0
30020000	Non-controlling interests	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	STATEMENT OF FINANCIAL POSITION INFORMATIONAL DATA

AT 31 MARCH 2014 AND 31 DECEMBER 2013
(Thousand Pesos)	CONSOLIDATED

Ref	Concepts	Ending current	Previous year end
		Amount	Amount
91000010	Short-term foreign currency liabilities	606,428	744,497
91000020	Long term foreign currency liabilities	597,675	368,130
91000030	Capital stock (nominal)	2,973,559	2,973,559
91000040	Restatement of capital stock	0	0
91000050	Plan assets for pensions and seniority premiums	0	0
91000060	Number of executives (*)	0	0
91000070	Number of employees (*)	2,718	2,692
91000080	Number of workers (*)	0	0
91000090	Outstanding shares (*)	1,011,876,677	1,011,876,677
91000100	Repurchased shares (*)	0	0
91000110	Restricted cash (1)	0	0
91000120	Guaranteed debt of associated companies	0	0

(1)	This concept must be filled when there are guarantees or restrictions that affect cash and cash equivalents
(*)	Data in units

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED 31 MARCH, 2014 AND 2013
(Thousand Pesos)	CONSOLIDATED

Ref	Account / subaccount	Current year		Previous year
		Accumulated	Quarter	Accumulated	Quarter
40010000	Revenue	2,775,358	2,775,358	3,061,587	3,061,587
40010010	Services	2,775,358	2,775,358	3,061,587	3,061,587
40010020	Sale of goods	0	0	0	0
40010030	Interests	0	0	0	0
40010040	Royalties	0	0	0	0
40010050	Dividends	0	0	0	0
40010060	Leases	0	0	0	0
40010061	Constructions	0	0	0	0
40010070	Other revenue	0	0	0	0
40020000	Cost of sales	0	0	0	0
40021000	Gross profit	2,775,358	2,775,358	3,061,587	3,061,587
40030000	General expenses	3,264,530	3,264,530	3,035,146	3,035,146
40040000	(Loss) income before other income (expenses), net	-489,172	-489,172	26,441	26,441
40050000	Other income (expenses), net	1,114	1,114	11,536	11,536
40060000	Operating (loss) income (*)	-488,058	-488,058	37,977	37,977
40070000	Finance income	16,197	16,197	4,355	4,355
40070010	Interest income	4,889	4,889	2,679	2,679
40070020	Gain on foreign exchange, net	11,300	11,300	0	0
40070030	Gain on derivatives, net	0	0	0	0
40070040	Gain on change in fair value of financial instruments	0	0	0	0
40070050	Other finance income	8	8	1,676	1,676
40080000	Finance costs	5,381	5,381	126,245	126,245
40080010	Interest expense	0	0	13,387	13,387
40080020	Loss on foreign exchange, net	0	0	107,830	107,830
40080030	Loss on derivatives, net	0	0	0	0
40080050	Loss on change in fair value of financial instruments	0	0	0	0
40080060	Other finance costs	5,381	5,381	5,028	5,028
40090000	Finance income (costs), net	10,816	10,816	-121,890	-121,890
40100000	Share of income (loss) of associates and joint ventures	0	0	0	0
40110000	Loss before income tax	-477,242	-477,242	-83,913	-83,913
40120000	Income tax expense	-107,110	-107,110	-19,291	-19,291
40120010	Current tax	2,260	2,260	5,367	5,367
40120020	Deferred tax	-109,370	-109,370	-24,658	-24,658
40130000	Loss from continuing operations	-370,132	-370,132	-64,622	-64,622
40140000	Loss from discontinued operations	0	0	0	0
40150000	Net loss	-370,132	-370,132	-64,622	-64,622
40160000	Loss attributable to non-controlling interests	0	0	-2,336	-2,336
40170000	Loss attributable to owners of parent	-370,132	-370,132	-62,286	-62,286
40180000	Earnings (loss) per share basic	-0.37	-0.37	-0.08	-0.08
40190000	Earnings (loss) per share diluted	-0.37	-0.37	-0.08	-0.08

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	STATEMENTS OF COMPREHENSIVE INCOME OTHER COMPREHENSIVE INCOME (NET OF INCOME TAX)

FOR THE THREE MONTHS ENDED 31 MARCH, 2014 AND 2013
(Thousand Pesos)	CONSOLIDATED

Ref	Account / Subaccount	Current year		Previous year
		Accumulated	Quarter	Accumulated	Quarter
40200000	Net loss	-370,132	-370,132	-64,622	-64,622
	Disclosures not be reclassified on income
40210000	Property revaluation gains	0	0	0	0
40220000	Actuarial earnings (loss) from labor obligations	0	0	0	0
40220100	Share of income on revaluation on properties of associates and joint ventures	0	0	0	0
	Disclosures may be reclassified subsequently to income
40230000	Foreign currency translation	0	0	0	0
40240000	Changes in the valuation of financial assets held-for-sale	0	0	0	0
40250000	Changes in the valuation of derivative financial instruments	846	846	9,378	9,378
40260000	Changes in fair value of other assets	0	0	0	0
40270000	Share of other comprehensive income of associates and joint ventures	0	0	0	0
40280000	Other comprehensive income	0	0	0	0

40290000	Total other comprehensive income	846	846	9,378	9,378

	Total comprehensive loss	-369,286	-369,286	-55,244	-55,244

40320000	Comprehensive loss, attributable to non-controlling interests	0	0	-2,144	-2,144
40310000	Comprehensive loss, attributable to owners of parent	-369,286	-369,286	-53,100	-53,100

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	STATEMENTS OF COMPREHENSIVE INCOME INFORMATIONAL DATA	CONSOLIDATED

FOR THE THREE MONTHS ENDED 31 MARCH, 2014 AND 2013
(Thousand Pesos)

Ref	Account / Subaccount	Current year		Previous year
		Accumulated	Quarter	Accumulated	Quarter
92000010	Operating depreciation and amortization	57,685	57,685	81,245	81,245
92000020	Employees profit sharing expenses	1,542	1,542	1,973	1,973

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	STATEMENTS OF COMPREHENSIVE INCOME INFORMATIONAL DATA (12 MONTHS)	CONSOLIDATED

FOR THE THREE MONTHS ENDED 31 MARCH, 2014 AND 2013
(Thousand Pesos)

Ref	Account / Subaccount	Year
		Current	Previous
92000030	Revenue net (**)	12,716,242	12,335,853
92000040	Operating (loss) income (**)	-208,658	582,005
92000050	(Loss) income, attributable to owners of parent(**)	-39,168	375,893
92000060	Net (loss) income (**)	-40,218	403,916
92000070	Operating depreciation and amortization (**)	277,971	250,569

(*)	To be defined by each company
(**)	Information last 12 months

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	STATEMENT OF CASH FLOWS

TO MARCH 31 OF 2014 AND 2013
(Thousand Pesos)	CONSOLIDATED

		Current year	Previous year
Ref	Account/ Subaccount	Amount	Amount
Operating activities
50010000	Loss before income tax	-477,242	-83,913
50020000	+(-) Items not requiring cash	-14,194	-4,164
50020010	+ Estimate for the period	0	0
50020020	+ Provision for the period	0	0
50020030	+(-) Other unrealised items	-14,194	-4,164
50030000	+(-) Items related to investing activities	51,412	44,313
50030010	Depreciation and amortisation for the period	57,685	81,245
50030020	(-)+ Gain or loss on sale of property, plant and equipment	-2,600	-22,306
50030030	+(-) Loss (reversal) impairment	0	0
50030040	(-)+ Equity in results of associates and joint ventures	0	0
50030050	(-) Dividends received	0	0
50030060	(-) Interest received	-4,897	-4,355
50030070	(-) Exchange fluctuation	-3,673	-14,600
50030080	(-)+ Other inflows (outflows) of cash	4,897	4,329
50040000	+(-) Items related to financing activities	12,773	19,635
50040010	(+) Accrued interest	5,381	18,415
50040020	(+) Exchange fluctuation	0	0
50040030	(+) Derivative transactions	7,392	1,220
50040040	(-)+ Other inflows (outflows) of cash	0	0
50050000	Cash flows before income tax	-427,251	-24,129
50060000	Cash flows from (used in) operating activities	341,206	295,735
50060010	+(-) Decrease (increase) in trade accounts receivable	-36,444	-178,292
50060020	+(-) Decrease (increase) in inventories	-9,113	-11,795
50060030	+(-) Decrease (increase) in other accounts receivable	-210,797	-128,859
50060040	+(-) Increase (decrease) in trade accounts payable	-34,969	-12,683
50060050	+(-) Increase (decrease) in other liabilities	637,659	630,496
50060060	+(-) Income taxes paid or returned	-5,130	-3,132
50070000	Net cash flows (used in) provided by operating activities	-86,045	271,606
Investing activities
50080000	Net cash flows (used in) provided by investing activities	-227,497	61,863
50080010	(-) Permanent investments	0	0
50080020	+ Disposition of permanent investments	0	0
50080030	(-) Investment in property, plant and equipment	-366,913	-227,532
50080040	+ Sale of property, plant and equipment	140,979	295,686
50080050	(-) Temporary investments	0	0
50080060	+ Disposition of temporary investments	0	0
50080070	(-) Investment in intangible assets	-1,563	-6,291
50080080	+ Disposition of intangible assets	0	0
50080090	(-) Acquisitions of ventures	0	0
50080100	+ Dispositions of ventures	0	0
50080110	+ Dividend received	0	0
50080120	+ Interest received	0	0
50080130	+(-) Decrease (increase) advances and loans to third parts	0	0
50080140	-(+) Other inflows (outflows) of cash	0	0
Financing activities
50090000	Net cash flow provided by (used in) financing activities	98,827	-204,281
50090010	+ Bank financing	239,139	59,570
50090020	+ Stock market financing	0	0
50090030	+ Other financing	0	0
50090040	(-) Bank financing amortisation	-135,083	-252,798
50090050	(-) Stock market financing amortisation	0	0
50090060	(-) Other financing amortisation	0	0
50090070	+(-) Increase (decrease) in capital stock	0	0
50090080	(-) Dividends paid	0	0
50090090	+ Premium on issuance of shares	0	0
50090100	+ Contributions for future capital increases	0	0
50090110	(-) Interest expense	-5,229	-11,053
50090120	(-) Repurchase of shares	0	0
50090130	(-)+ Other inflows (outflows) of cash	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	STATEMENT OF CASH FLOWS

TO MARCH 31 OF 2014 AND 2013
(Thousand Pesos)	CONSOLIDATED

		Current year	Previous year
Ref	Account/ Subaccount	Amount	Amount
50100000	Net (decrease) increase in cash and cash equivalents	-214,715	129,188
50110000	Effect of exchange rate changes on cash and cash equivalents	3,963	-25,366
50120000	Cash and cash equivalents at beginning of period	2,450,773	822,076
50130000	Cash and cash equivalents at end of period	2,240,021	925,898

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	STATEMENT OF CHANGES IN EQUITY

(THOUSAND PESOS)	CONSOLIDATED

Concepts	Capital stock	Shares repurchased	Premium on issuance of shares	Contri- butions for future capital increase	Other capital contributed	Retained earnings (accumulated losses)			Equity attri- butable to owners of	Non- controlling interests	Total equity
						Reserves	Unappro- priated earnings (Accu- mulated loss)	Accu- mulated other compr- ehensive income (loss)
Balance at January 1, 2013	2,376,098	0	-190,850	1	-133,723	38,250	-929,645	-107,910	1,052,221	22,446	1,074,667

Retrospective adjustments	0	0	0	0	0	0	0	0	0	0	0

Application of comprehensive income to retained earnings	0	0	0	0	0	0	0	0	0	0	0

Reserves	0	0	0	0	0	0	0	0	0	0	0

Dividends	0	0	0	0	0	0	0	0	0	0	0

Capital increase (decrease)	0	0	0	0	0	0	0	0	0	0	0

Repurchase of shares	0	0	0	0	0	0	0	0	0	0	0

(Decrease) increase in premium on issue Of shares	0	0	0	0	0	0	0	0	0	0	0

(Decrease) increase in non-controlling Interests	0	0	0	0	0	0	0	0	0	0	0

Other changes	0	0	0	0	0	0	0	0	0	0	0

Comprehensive income	0	0	0	0	0	0	-62,286	9,186	-53,100	-2,144	-55,244

Balance at March 31, 2013	2,376,098	0	-190,850	1	-133,723	38,250	-991,931	-98,724	999,121	20,302	1,019,423

Balance at January 1, 2014	2,973,559	0	1,785,744	1	-107,730	38,250	-660,967	-66,487	3,962,370	0	3,962,370

Retrospective adjustments	0	0	0	0	0	0	0	0	0	0	0

Application of comprehensive income to retained earnings	0	0	0	0	0	0	0	0	0	0	0

Reserves	0	0	0	0	0	0	0	0	0	0	0

Dividends	0	0	0	0	0	0	0	0	0	0	0

Capital increase (decrease)	0	0	0	0	0	0	0	0	0	0	0

Repurchase of shares	0	0	0	0	0	0	0	0	0	0	0

(Decrease) increase in premium on issueof shares	0	0	0	0	0	0	0	0	0	0	0

(Decrease) increase in non-controlling Interests	0	0	0	0	0	0	0	0	0	0	0

Other changes	0	0	82	0	0	0	0	0	82	0	82

Comprehensive (loss) income	0	0	0	0	0	0	-370,132	846	-369,286	0	-369,286

Balance at March 31, 2014	2,973,559	0	1,785,826	1	-107,730	38,250	-1,031,099	-65,641	3,593,166	0	3,593,166

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	DISCUSSION AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY	PAGE 1/11

CONSOLIDATED

Volaris Reports First Quarter 2014 Results: Improving Operational Efficiency in a Challenging Revenue Environment

Mexico City, Mexico April 28, 2014 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico and the US, today announced its financial results for the first quarter 2014.

First Quarter 2014 Highlights

The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). Unless otherwise stated, all comparisons with prior periods refer to the first quarter of 2013.

•	Total operating revenues were Ps.2,775 million for the first quarter, a decrease of 9%, reflecting a challenging macroeconomic and pricing environment, as well as a seasonal impact. Holy week, one of the most active travel weeks in Mexico, happened in April of 2014, as opposed to March of 2013.

•	Non-ticket revenues increased 9%, reaching Ps.514 million. Non-ticket revenues excluding cargo per passenger increased 10%, reaching Ps.208 (US$16), in line with our ancillary revenue generation strategy.

•	Total operating revenue per available seat mile (TRASM) decreased to Ps.101.2 cents (US$7.7 cents), an 18% decrease year over year.

•	Operating expenses per available seat mile (CASM) decreased to Ps.119.0 cents (US$9.1 cents), a 3% decrease year over year. CASM excluding fuel decreased 2%, reaching Ps.72.1 cents (US$5.5 cents), reflecting firm cost control.

•	Adjusted EBITDAR was Ps.162 million with a net loss of Ps.370 million (Ps.0.37 cents per share / US$0.28 cents per ADS).

•	We continued to build our markets, as we booked 10% more passengers in the quarter compared to the first quarter of 2013, operated at an 81% load factor, and advanced our product unbundling strategy of growing non-ticket revenues. Aircraft utilization increased to 12.4 block hours per day.

Volaris CEO Enrique Beltranena commented: “In the first quarter of 2014, market conditions were very difficult. While I am disappointed in the quarter’s financial results, we responded well to the challenges. We managed capacity and pricing in a responsible way, reaffirmed our cost control discipline and grew non-ticket revenues. The entire team remains sharply focused on driving significant long term value growth and financial success, by firmly executing our Volaris ULCC model.

•	Sluggish Mexican economic growth resulted in a very competitive pricing environment. We have responded and will continue to do so by incisively managing capacity, pricing and load factor while maintaining market share.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	DISCUSSION AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY	PAGE 2/11

CONSOLIDATED

•	Consistent with our point-to-point, core “Visiting Friends and Relatives” (VFR) traffic and bus switching strategy, we will maintain our effort to manage the fare environment, affected by macroeconomic conditions and competitive pricing, without jeopardizing the healthy market demand, in particular driven by travelers that already have and can continue to switch from buses to air travel.

•	The Volaris ULCC model’s strength was demonstrated in a challenging quarter by substantial growth of non-ticket revenues, by expanding our ancillary product offering and increasing customer acceptance.

•	We continued to reduce unit costs further and maintain our leadership as the lowest unit cost operator in the Americas. Our leading CASM positions us well in both the domestic Mexico market and cross border into the US.”

A Challenging Macroeconomic Environment in the First Quarter …

•	Slower Mexican economic growth and weak demand:

•	GDP growth estimates for the full year have been revised downward again to 3.1%, according to the Mexican Central Bank survey.

•	Consumer confidence decreased 11% year over year in the first quarter of 2014.

•	The Mexican General Economic Activity Indicator (IGAE) increase was only 1.0% and 1.7% in January and February of 2014, respectively, compared to the same periods in 2013.

•	Same store sales from the Mexican National Association of Supermarkets and Department Stores (ANTAD) decreased 1.7%, 0.2% and 2.4% in January, February and March, respectively, compared to the same periods in 2013.

•	Exchange rate volatility: The Mexican peso depreciated 4.6% year over year against the US dollar, as the exchange rate devalued from an average of Ps.12.66 pesos per US dollar in the first quarter of 2013 to Ps.13.23 pesos per US dollar during the first quarter of 2014.

•	Fuel costs decrease: The average economic fuel cost per gallon decreased 0.7% year over year in the first quarter of 2014.

… but the Volaris ULCC Model Further Strengthened

•	Air traffic volume increases: Among Mexican carriers, Volaris generated 26% of the passenger volume growth in January and February 2014 and increased market share to 23% in both domestic and international markets, remaining the second largest operator among Mexican carriers, according to the Mexican DGAC (Dirección General de Aeronáutica Civil). The DGAC reported an overall passenger increase for Mexican carriers of 12% for the same period.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	DISCUSSION AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY	PAGE 3/11

CONSOLIDATED

•	New routes and operations: During the first quarter, Volaris launched 8 new point-to-point routes from Monterrey, focusing on our VFR customer base. Total departures increased 7% year over year.

•	Non-ticket revenues expansion: After the launch of our new ancillary revenue platform in the fourth quarter 2013, our non-ticket revenue strategy continued to develop during the first quarter 2014, as the new baggage policy and the retail on-board program has been rolled-out and the entire ancillary suite has expanded and gained greater customer acceptance. Non-ticket revenues excluding cargo per passenger increased 10% year over year.

•	Bus switching offerings and initiatives designed to attract bus passengers to Volaris, were further developed and implemented.

•	Disciplined capacity management was implemented network-wide, in particular in the domestic market (Tijuana and Guadalajara bases).

First Quarter Operating Revenues: Slower Mexican Economy, Tough Year Over Year Comps

Volaris booked 2.2 million passengers in the first quarter 2014. This equates to a 10% growth rate in the first quarter 2014 as compared to the first quarter in 2013, even though Holy week occurred in April this year.

Volaris traffic (measured in terms of revenue passenger miles or RPMs) increased 11% in the first quarter 2014 year over year.

While the increase in passenger volume and improving RPMs highlight our growth in the market, the weak Mexican economy and competitive pricing environment resulted in a weak fare environment. In response to these market conditions, we elected to modulate our ASM growth in the period to 11% year over year, and even reducing by 7% versus the fourth quarter 2013.

For the first quarter 2014, Volaris’ total operating revenues were Ps.2,775 million, a decrease of 9.3% year over year. Average fare decreased 20.7% in the first quarter 2014 year over year.

During the first quarter 2014, our non-ticket revenues and non-ticket revenues per passenger reached Ps.514 million and Ps.238, respectively. Non-ticket revenue excluding cargo per passenger increased 10% in the first quarter year over year.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	DISCUSSION AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY	PAGE 4/11

CONSOLIDATED

Passenger revenue per available seat mile (RASM) was 21% lower compared to the first quarter 2013, and total operating revenue per available seat mile (TRASM) was 18% lower, resulting from a weak fare environment.

Continued Cost Discipline Strengthens “Lowest Cost Operator in the Americas” Position

CASM for the first quarter 2014 was Ps.119.0 cents (US$9.1 cents), a 2.6% reduction compared to the first quarter of 2013, primarily driven by efficiency benefits and sustained cost control discipline. CASM excluding fuel also decreased 2.3% year over year to Ps.72.1 cents (US$5.5 cents) in the first quarter 2014 and we remain the lowest CASM operator in the Americas.

Reflecting our strategy to further reduce unit costs, Volaris has continued to take deliveries of larger sharklet-equipped A320 aircraft, bringing our seat mix of A320/A319 to a 59/41 percent split.

We further reduced sales, marketing and distribution expenses to 5.7% as percent of total operating revenues, mainly due to our reservations system change.

Our Operating expenses

The fuel expense amounted to Ps.1,287 million, in the first quarter of 2014, 7.4% higher than in the same period of the prior year. This variation resulted from an increase of 10.8% in our capacity, measured in terms of available seat miles (ASMs), which was partially offset by a lower average economic fuel cost of 0.7%.

The item of aircraft and engine rent expense for the first quarter of 2014 increased 15.3% compare to the same period of the prior year. This increase was primarily due to the increase in the size of our fleet, and in the average exchange rate by 4.6%.

The expense for salaries and benefits amounted to Ps.389 million for the first quarter, 7.2% higher than the same period of the prior year, as a result primarily of the 7.2% increase in our departures and the size of our fleet, which required a greater total number of employees.

The item of navigation, landing, and take-off services amounted to Ps.520 million for the first quarter of 2014. This item increased 12.8% compared to the same period of 2013, as a result of an increase of 7.2% in our departures, and the growth of our operational network, expressed in the number of airports at which we render our services.

The item of selling, marketing, and distribution expenses for the first quarter of 2014 decreased 15.5%, compared to the same period of the prior year. This decrease resulted mainly from our cost control strategy.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	DISCUSSION AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY	PAGE 5/11

CONSOLIDATED

The maintenance expense amounted to Ps.159 million for the first quarter of 2014, 12.2% higher than in the same period of 2013, mainly due to the increase in our fleet size and the age of our fleet.

The depreciation and amortization expense for the first quarter of 2014 decreased 29.0%, mainly due to a decrease in the amortization of major maintenance events associated with certain aircraft returned to the lessors during 2013.

The financial cost decreased in more than 100%, mainly due to the exchange net loss of Ps.108 million recorded during the same period of 2013, compared with the exchange gain net of Ps.11 million recorded during the first quarter 2014.

Strong Balance Sheet and Liquidity Supports Strategy and Plans for 2014 and Beyond

As of March 31, 2014, Volaris had Ps.2,240 million in unrestricted cash and cash equivalents. The Company recorded negative net debt (or a positive net cash position) of Ps.1,573 million and total equity was Ps.3,593 million.

During the first quarter 2014, Volaris incurred capital expenditures of Ps.228 million, which included pre-delivery payments for future deliveries of aircraft net of refunds of Ps.83 million and acquisitions of rotable spare parts, furniture and equipment of Ps.145 million.

Young and Fuel Efficient Fleet Underpins Long Term Growth/Increasing Cost Efficiency

As of March 31, 2014, the Company’s fleet was comprised of 46 aircraft (27 A320s and 19 A319s), with an average age of 4.0 years. During the first quarter of 2014 Volaris received three new sharklet-equipped A320s and returned one vintage A319.

Investors are urged to read carefully the Company’s periodic reports filed with or furnished to the Securities and Exchange Commission, for additional information regarding the Company.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	DISCUSSION AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY	PAGE 6/11

CONSOLIDATED

Analyst Coverage

Firm	Analyst
Cowen Securities	Helane Becker
Deutsche Bank	Michael Linenberg
Evercore Partners	Duane Pfennigwerth
Morgan Stanley	Eduardo Couto
Santander	Ana Gabriela Reynal
UBS	Victor Mizusaki

Investors are urged to read carefully the Company’s periodic reports filed with or furnished to the Securities and Exchange Commission, for additional information regarding the Company.

Conference Call/Webcast Details:

Volaris will conduct a conference call to discuss these results tomorrow, April 29, 2014, at 11:00 a.m. ET. A live audio webcast of the conference call will be available to the public on a listen-only basis at http://ir.volaris.com

About Volaris:

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with “point to point” service, serving Mexico and the US. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 100 and its fleet from four to 46 aircraft. Volaris offers more than 200 daily flight segments on routes that connect 33 cities in Mexico and 13 cities in the United States with the youngest aircraft fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States. Volaris has received the ESR Award for Social Corporate Responsibility for three consecutive years.

For more information, please visit: www.volaris.com

Forward-looking Statements:

Statements in this release contain various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which represent the Company’s expectations or beliefs concerning future events. When used in this release, the words “expects,” “estimates,” “plans,” “anticipates,” “indicates,” “believes,” “forecast,” “guidance,” “outlook,” “may,” “will,” “should,” “seeks,” “targets” and similar expressions are intended to identify forward-looking statements. Similarly, statements that describe the Company’s objectives, plans or goals, or actions the Company may take in the future, are forward-looking statements. Forward-looking statements include, without limitation, statements regarding the Company’s intentions and expectations regarding the delivery schedule of aircraft on order, announced new service routes and customer savings programs. All forward-looking statements in this release are based upon information available to the Company on the date of this release.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	DISCUSSION AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY	PAGE 7/11

CONSOLIDATED

The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. Forward-looking statements are subject to a number of factors that could cause the Company’s actual results to differ materially from the Company’s expectations, including the competitive environment in the airline industry; the Company’s ability to keep costs low; changes in fuel costs; the impact of worldwide economic conditions on customer travel behavior; the Company’s ability to generate non-ticket revenues; and government regulation. Additional information concerning these and other factors is contained in the Company’s Securities and Exchange Commission filings.

Investor Relations Contact:

Andrés Pliego / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media Contact:

Jimena Llano / jimena.llano@volaris.com / +52 1 55 4577 0857

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	DISCUSSION AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY	PAGE 8/11

CONSOLIDATED

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

Unaudited (In Mexican pesos, except otherwise indicated)	Three months ended March 31, 2014 (US Dollars)*	Three months ended March 31, 2014	Three months ended March 31, 2013	Var (%)
Total operating revenues (millions)	212	2,775	3,062	(9.3%)
Total operating expenses (millions)	249	3,263	3,024	7.9%
EBIT (millions)	(37)	(488)	38	NA
EBIT margin	(17.6%)	(17.6%)	1.2%	(18.8	)pp
Adjusted EBITDA (millions)	(33)	(430)	119	NA
Adjusted EBITDA margin	(15.5%)	(15.5%)	3.9%	(19.4	)pp
Adjusted EBITDAR (millions)	12	162	634	(74.4%)
Adjusted EBITDAR margin	5.9%	5.9%	20.7%	(14.8	)pp
Net loss (millions)	(28)	(370)	(65)	>100%
Net margin	(13.3%)	(13.3%)	(2.1%)	(11.2	)pp
Earnings per share:
Basic (cents)	—	(0.37)	(0.08)	>100%
Diluted (cents)	—	(0.37)	(0.08)	>100%
Earnings per ADS:
Basic (cents)	(0.28)	(3.66)	(0.78)	>100%
Diluted (cents)	(0.28)	(3.66)	(0.78)	>100%
Weighted average shares outstanding:
Basic	—	1,011,876,677	796,916,380 **	27.0%
Diluted	—	1,011,876,677	796,916,380 **	27.0%
Available seat miles (ASMs) (millions)	—	2,742	2,475	10.8%
Revenue passenger miles (RPMs) (millions)	—	2,214	2,000	10.7%
Load factor	—	80.7%	80.8%	(0.1	)pp
Total operating revenue per ASM (TRASM) (cents)	7.7	101.2	123.7	(18.2%)
Passenger revenue per ASM (RASM) (cents)	6.3	82.5	104.5	(21.1%)
Passenger revenue per RPM (yield) (cents)	7.8	102.1	129.4	(21.0%)
Average fare	80.0	1,046	1,320	(20.7%)
Non-ticket revenue per passenger	18.2	238	242	(1.6%)
Non-ticket revenue excluding cargo per passenger	15.9	208	190	9.8%
Operating expenses per ASM (CASM) (cents)	9.1	119.0	122.2	(2.6%)
CASM ex fuel (cents)	5.5	72.1	73.7	(2.3%)
Booked passengers (thousands)	—	2,161	1,961	10.2%
Departures	—	16,823	15,699	7.2%
Block hours	—	45,250	42,232	7.1%
Fuel gallons consumed (millions)	—	31.6	29.2	8.2%
Average economic fuel cost per gallon	3.1	40.8	41.1	(0.7%)
Aircraft at end of period	—	46	43	7.0%
Average aircraft utilization (block hours)	—	12.4	11.9	4.9%
Average exchange rate	—	13.23	12.66	4.6%

*	Peso amounts were converted to US dollars at the rate of Ps.13.0837 for convenience purposes only
**	Per share amounts reflect the retrospective application of the stock split adopted on June 11, 2013.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	DISCUSSION AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY	PAGE 9/11

CONSOLIDATED

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Operations

Unaudited (In millions of Mexican pesos)	Three months ended March 31, 2014 (US Dollars)*	Three months ended March 31, 2014	Three months ended March 31, 2013	Var (%)
Operating revenues:
Passenger	173	2,261	2,588	(12.6%)
Non-ticket	39	514	474	8.5%
	212	2,775	3,062	(9.3%)
Other operating income	—	(4)	(24)	(84.6%)
Fuel	98	1,287	1,199	7.4%
Aircraft and engine rent expense	45	593	514	15.3%
Salaries and benefits	30	389	363	7.2%
Landing, take-off and navigation expenses	40	520	461	12.8%
Sales, marketing and distribution expenses	12	158	187	(15.5%)
Maintenance expenses	12	159	141	12.2%
Other operating expenses	8	105	102	2.4%
Depreciation and amortization	4	58	81	(29.0%)
Operating expenses	249	3,263	3,024	7.9%
Operating (loss) income	(37)	(488)	38	NA
Finance income	—	5	4	12.4%
Finance cost	—	(5)	(18)	(70.8%)
Exchange gain (loss), net	1	11	(108)	NA
Comprehensive financing result	1	11	(122)	NA
Loss before income tax	(36)	(477)	(84)	>100%
Income tax benefit	8	107	19	>100%
Net loss	(28)	(370)	(65)	>100%
Attribution of net income (loss):
Equity holders of the parent	(28)	(370)	(62)	>100%
Non-controlling interest	—	—	(2)	NA
Net loss	(28)	(370)	(65)	>100%

* Peso amounts were converted to US dollars at the rate of Ps.13.0837 for convenience purposes only

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	DISCUSSION AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY	PAGE 10/11

CONSOLIDATED

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Financial Position

(In millions of Mexican pesos)	March 31, 2014 Unaudited (US Dollars)*	March 31, 2014 Unaudited	December 31, 2013 Audited
Assets
Cash and cash equivalents	171	2,240	2,451
Accounts receivable	51	671	602
Inventories	9	123	114
Prepaid expenses and other current assets	26	338	323
Financial instruments	—	2	11
Guarantee deposits	39	512	499
Total current assets	297	3,886	4,000
Rotable spare parts, furniture and equipment, net	116	1,520	1,341
Intangible assets, net	6	73	79
Deferred income tax	32	416	305
Guarantee deposits	210	2,750	2,603
Other assets	4	58	49
Total assets	665	8,702	8,378
Liabilities
Unearned transportation revenue	138	1,804	1,393
Accounts payable	39	508	537
Accrued liabilities	74	974	1,033
Taxes and fees payable	67	876	599
Financial instruments	2	31	32
Financial debt	10	136	268
Other liabilities	1	12	9
Total short-term liabilities	332	4,340	3,872
Financial instruments	5	66	74
Financial debt	41	531	294
Accrued liabilities	10	130	138
Other liabilities	1	12	11
Employee benefits	—	6	5
Deferred income taxes	2	24	22
Total liabilities	390	5,109	4,415
Equity
Capital stock	227	2,974	2,974
Treasury shares	(8)	(108)	(108)
Contributions for future capital increases	—	—	—
Legal reserve	3	38	38
Additional paid-in capital	136	1,786	1,786
Accumulated losses	(79)	(1,031)	(661)
Accumulated other comprehensive losses	(5)	(66)	(66)
Total equity attributable to equity holders of the parent	275	3,593	3,962
Non-controlling interest	—	—	—
Total equity	275	3,593	3,962
Total liabilities and equity	665	8,702	8,378
Total shares outstanding fully diluted		1,011,876,677	1,011,876,677

*Peso amounts were converted to US dollars at the rate of Ps.13.0837 for convenience purposes only

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	DISCUSSION AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY	PAGE 11/11

CONSOLIDATED

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries - Cash Flow Data

Consolidated Statement of Cash Flows

Unaudited (In millions of Mexican pesos)	Three months ended March 31, 2014 (US Dollars)*	Three months ended March 31, 2014	Three months ended March 31, 2013
Net cash flow (used in) provided by operating activities	(7)	(86)	272
Net cash flow (used in) provided by investing activities	(17)	(227)	62
Net cash flow provided by (used in) financing activities	8	99	(204)
(Decrease) increase in cash and cash equivalents	(16)	(215)	129
Net foreign exchange differences	—	4	(25)
Cash and cash equivalents at beginning of period	187	2,451	822
Cash and cash equivalents at end of period	171	2,240	926

*Peso amounts were converted to US dollars at the rate of Ps.13.0837 for convenience purposes only

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

NOTES TO THE FINANCIAL STATEMENTS

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	CONSOLIDATED PAGE 1/14

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

1) Corporate Presentation

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Controladora”) was incorporated in Mexico in accordance with Mexican Corporate laws on October 27, 2005.

Controladora and its subsidiaries (the “Company”) are domiciled in Mexico, City at Av. Antonio Dovali Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, Mexico D.F.

The Company is listed on the Mexican Stock Exchange (“BMV”) and on the New York Stock Exchange (NYSE). The Company mainly renders domestic and international air transportation services, regular and non-regular, passenger, freight, and mail in the Mexican United States and abroad.

2) Basis of preparation

Statement of compliance

This unaudited interim condensed consolidated financial statements and its notes were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, using Mexican pesos as the functional and reporting currency.

In conformity with the Company’s bylaws, as well as the General Corporate Law (LGSM), the stockholders have the power to modify the Company’s financial statements after they have been issued.

Basis of measurement and presentation

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company’s consolidated financial statements as of December 31, 2013.

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2013.

The amounts in the accompanying Consolidated Financial Statements have been rounded off to thousands of Mexican pesos, except when otherwise were indicated. The total amounts and percentages may not accurately reflect the absolute amounts in this document due to rounding off.

The accompanying unaudited interim condensed consolidated financial statements have been prepared under the historical cost convention, except for derivative financial instruments that are measured at fair value. The carrying value of recognized financial assets and liabilities that are designated and accounted for as cash flow hedges are adjusted to record changes in fair values attributable to the risks that are being hedged.

Non-controlling interests represent the portion of profits or losses and net assets representing ownership interests in subsidiaries not held by the Company. Non-controlling interests are presented separately in the consolidated statement of comprehensive income and in equity in the consolidated statement of financial position separately from the Company’s own equity.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

NOTES TO THE FINANCIAL STATEMENTS

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	CONSOLIDATED PAGE 2/14

Acquisitions of non-controlling interest are recognized as equity transactions (transactions with owners in their capacity as owners). The carrying amounts of the controlling and non controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid are recognized directly in equity and attributed to the owners of the parent.

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

3) Basis of consolidation

The accompanying consolidated financial statements comprise the financial statements of the Company and its subsidiaries. At March 31 31, 2014 and December 2013, for accounting purposes the companies included in the Group are as follows:

Name	At March 31, 2014	At December 31, 2013
Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V.	100.00%	100.00%
Comercializadora Volaris, S.A. de C.V.	100.00%	100.00%
Servicios Corporativos Volaris, S.A. de C.V.	100.00%	100.00%
Servicios Administrativos Volaris, S.A. de C.V	100.00%	100.00%
Deutsche Bank México, S.A., Trust 1462	100.00%	100.00%
Deutsche Bank México, S.A., Trust 1484	100.00%	100.00%
Deutsche Bank México, S.A., Trust 1498	100.00%	100.00%
Irrevocable Administrative Trust number F/307750	100.00%	100.00%
Irrevocable Administrative and Safeguard Trust, denominated F/1405 “DAIIMX/VOLARIS”	100.00%	—

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if and only if the Company has:

(i) Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee).

(ii) Exposure, or rights, to variable returns from its involvement with the investee.

(iii) The ability to use its power over the investee to affect its returns.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

NOTES TO THE FINANCIAL STATEMENTS

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	CONSOLIDATED PAGE 3/14

When the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(i) The contractual arrangement with the other vote holders of the investee.

(ii) Rights arising from other contractual arrangements.

(iii) The Company’s voting rights and potential voting rights.

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the statement of comprehensive income from the date the Company gains control until the date the Company ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the parent of the Company and to the non-controlling interest even if this results in the non-controlling interests having a deficit balance.

All intercompany balances, transactions, unrealized gains and losses resulting from intercompany transactions are eliminated in full.

4) Accounting policies

a) Revenue recognition

Revenues from the air transportation of passengers and commissions from ground transportation services are recognized at the earlier of when the service is provided or when the non-refundable ticket expires at the date of the scheduled travel.

Ticket sales for future flights are initially recognized as liabilities under the caption unearned transportation revenue and, once the transportation service is provided by the Company, the earned revenue is recognized as passenger ticket revenues and the unearned transportation revenue is reduced by the same amount. All of the Company’s tickets are non-refundable, subject to change upon a payment of a fee. Additionally the Company does not operate a frequent flier program.

Non-ticket revenue includes: cargo services, charter flight services, fees charged to passengers for excess baggage, travel assistance, advance seat selection, carriage of sports equipment check-in, commission from sales of insurance by third parties, airport passenger facility charges for no show tickets and other services.

All such revenues are collected from passengers and recognized as non-ticket revenue when the service has been provided, which is typically the flight date.

b) Cash and cash equivalents

Cash and cash equivalents are represented by bank deposits and highly liquid investments with maturities of 90 days or less at the original purchase date.

For the purpose of the consolidated statement of cash flows, cash and cash equivalent consist of cash and short-term deposits as defined above, net of outstanding bank overdrafts.

c) Financial assets and liabilities

Financial instruments – initial recognition and subsequent measurement

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

NOTES TO THE FINANCIAL STATEMENTS.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	CONSOLIDATED PAGE 4/14

i) Financial assets

Initial recognition and measurement

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial assets at initial recognition.

All financial assets are recognized initially at fair value plus transaction costs, except in the case of financial assets recorded at fair value through profit or loss.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as described below:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss.

Loans and receivables

Loans and receivables and other accounts receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the Effective Interest Rate (“EIR”) method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the income statement. The losses arising from impairment are recognized in the income statement in finance costs for loans and in cost of sales or other operating expenses for receivables.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

a) The rights to receive cash flows from the asset have expired;

b) The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (i) the Company has transferred substantially all the risks and rewards of the asset, or (ii) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset; or

ii) Impairment of financial assets

The Company assesses, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if there is objective evidence of impairment as a result of one or more events that has occurred since the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

NOTES TO THE FINANCIAL STATEMENTS.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	CONSOLIDATED PAGE 5/14

Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortized cost

For financial assets carried at amortized cost, the Company first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment. If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current EIR.

iii) Financial liabilities

Initial recognition and measurement

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial liabilities at initial recognition. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

The Company’s financial liabilities include accounts payable to suppliers, unearned transportation revenue, other accounts payable, loans and derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification as described below: Financial liabilities at fair value through profit or loss Financial liabilities at fair value through profit or loss include financial liabilities designated upon initial recognition as at fair value through profit or loss. Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments that are not designated as hedging instruments in hedge relationships as defined by IAS 39.

Gains or losses on liabilities held for trading are recognized in the income statement.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IAS 39 are satisfied. The Company has not designated any financial liability as at fair value through profit or loss.

Loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the income statement.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

NOTES TO THE FINANCIAL STATEMENTS.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	CONSOLIDATED PAGE 6/14

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated income statement.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is:

(i) A currently enforceable legal right to offset the recognized amounts, and

(ii) An intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

d) Other accounts receivables and allowance for doubtful receivables

Other accounts receivables are due primarily from major credit card processors associated with the sales of tickets, stated at cost less allowances made for doubtful accounts, which approximates fair value given their short-term nature.

An allowance for doubtful receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivable through risk analysis and taking into account the historical analysis of the recovery of arrears.

e) Inventories

Inventories consist primarily of flight equipment expendable parts, materials and supplies, and are recorded at acquisition cost. Inventories are carried at the lower of cost and their net realization value, which do not exceed respective replacement value. The cost is determined on the basis of the weighted average cost method and expensed when used in operations.

f) Intangibles assets

Cost related to the purchase or development of computer software that is separable from an item of related hardware is capitalized separately and amortized over the period in which it will generate benefits not exceeding five years on a straight-line basis. The Company annually reviews the estimated useful lives and salvage values of intangible assets and any changes are accounted for prospectively.

We record impairment charges on intangible assets used in operations when events and circumstances indicate that the assets may be impaired or when the carrying amount of a long-lived asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less cost to sell and its value in use.

The value in use calculation is based on a discounted cash flow model, using our projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

NOTES TO THE FINANCIAL STATEMENTS.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	CONSOLIDATED PAGE 7/14

a) Guarantee deposits

Guarantee deposits consist primarily of aircraft maintenance deposits paid to lessors, deposits for rent of flight equipment and other guarantee deposits. Aircraft and engine deposits are in U.S. dollars held by lessors and are presented as current assets and non-current assets, based on the recovery dates of each deposit established in the related agreements.

Aircraft maintenance deposits paid to lessors

The Company’s lease agreements provide that the Company pays maintenance deposits to aircraft lessors to be held as collateral in advance of the Company’s performance of major maintenance activities. These lease agreements provide that maintenance deposits are reimbursable to the Company upon completion of the maintenance event in an amount equal to the lesser of (i) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event, or (ii) the qualifying costs related to the specific maintenance event.

Substantially all of these maintenance deposits are calculated based on a utilization measure of the leased aircrafts and engines, such as flight hours or cycles, and are used solely to collateralize the lessor for maintenance time run off the aircraft and engines until the completion of the maintenance of the aircraft and engine.

Maintenance deposits expected to be recovered from lessors are reflected as guarantee deposits in the accompanying consolidated statement of financial position. The portion of prepaid maintenance deposits that is deemed unlikely to be recovered, primarily relating to the rate differential between the maintenance deposits payments and the expected cost for the next related maintenance event that the deposits serve to collateralize, and is recognized as supplemental rent. Thus, any excess of the required deposit over the expected cost of the major maintenance event is recognized as supplemental rent starting from the period the determination is made.

Any usage-based maintenance deposits paid, related with the last major maintenance event that are nonrefundable to the Company and are not substantively related to the maintenance of the leased asset are accounted for as contingent rent in the consolidated statements of operations. The Company records lease payment as contingent rent when it becomes probable and reasonably estimable that the maintenance deposits payments will not be refunded.

The Company makes certain assumptions at the inception of the lease and at each consolidated statement of financial position date to determine the recoverability of maintenance deposits. These assumptions are based on various factors such as the estimated time between the maintenance events, the date the aircraft is due to be returned to the lessor, and the number of flight hours the aircraft and engines is estimated to be utilized before it is returned to the lessor.

In the event that lease extensions are negotiated, any extension benefit is recognized as a liability. The aggregate benefit of extension is recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

Because the lease extension benefits are considered lease incentives, the benefits are deferred in the caption other liabilities and are being amortized on a straight-line basis over the remaining revised lease terms.

b) Aircraft and engine maintenance

The Company is required to conduct diverse levels of aircraft maintenance. Maintenance requirements depend on the type of aircraft, age and the route network over which it operates.

Fleet maintenance requirements may involve short cycle engineering checks, for example, component checks, monthly checks, annual airframe checks and periodic major maintenance and engine checks.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

NOTES TO THE FINANCIAL STATEMENTS

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	CONSOLIDATED PAGE 8/14

Aircraft maintenance and repair consists of routine and non-routine works, divided into three general categories: (i) routine maintenance, (ii) major maintenance and (iii) component service.

(i)	Routine maintenance requirements consists in scheduled maintenance checks on the Company’s aircraft, including pre-flight, daily, weekly and overnight checks, any diagnostics and routine repairs and any unscheduled tasks performed as required. This type of line maintenance events are currently serviced by the Company mechanics and are primarily completed at the main airports that the Company currently serves. All other maintenance activities are sub-contracted to qualified maintenance business partner, repair and overhaul organizations. Routine maintenance also includes scheduled tasks that can take from seven to 14 days to accomplish and typically are required approximately every 22 months. All routine maintenance costs are expensed as incurred.

(ii)	Major maintenance consist of a series of more complex tasks that can take from one to eight weeks to accomplish and typically are required approximately every five to six years.

Major maintenance is accounted for under the deferral method, whereby the cost of major maintenance and major overhaul and repair is capitalized (improvements to leased assets) and amortized over the shorter period of the next major maintenance event or the remaining contractual lease term. The next major maintenance event is estimated based on assumptions including estimated usage. The United States Federal Aviation Administration (“FAA”) in the United States and the Mexican Civil Aeronautic Authority (Dirección General de Aeronáutica Civil or “DGAC”) in Mexico mandated maintenance intervals and average removal times as suggested by the manufacturer.

These assumptions may change based on changes in the utilization of aircraft, changes in government regulations and suggested manufacturer maintenance intervals. In addition, these assumptions can be affected by unplanned incidents that could damage an airframe, engine, or major component to a level that would require a heavy maintenance event prior to a scheduled maintenance event. To the extent the planned usage increases, the estimated life would decrease before the next maintenance event, resulting in additional expense over a shorter period.

(iii) The Company has an engine flight hour agreement that guarantees a cost per overhaul, provides miscellaneous engine coverage, caps the cost of foreign objects damage events, ensures there is protection from annual escalations, and grants an annual credit for scrapped components. The cost associated with the miscellaneous engine coverage is recorded as incurred in the consolidated statement of operations.

The Company has a power-by-hour agreement for component services, which guarantees the availability of aircraft parts for the Company’s fleet when they are required. It also provides aircraft parts that are included in the redelivery conditions of the contract (hard time) without constituting an additional cost at the time of redelivery. The monthly maintenance cost associated to this agreement is recorded to the consolidated statement of operations.

c) Rotable spare parts, furniture and equipment, net

Rotable spare parts, furniture and equipment, are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method. Pre-delivery payments refer to prepayments made to aircraft and engine manufacturers incurred during the manufacture of the aircraft.

The borrowing costs related to the acquisition or construction of qualifying asset is capitalized as part of the cost of that asset.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

NOTES TO THE FINANCIAL STATEMENTS.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	CONSOLIDATED PAGE 9/14

Depreciation rates are as follows:

	Annual depreciation rate
Leasehold improvements to flight equipment		The shorter of:
	(i)	remaining contractual lease term, or
	(ii)	the next major maintenance event
Computer equipment		25.00%
Communications equipment		10.00%
Standardization		10.00%
Electric power equipment		10.00%
Workshop machinery and equipment		10.00%
Office furniture and equipment		10.00%
Workshop tools		33.00%
Service carts on board		20.00%
Aircraft parts and rotable spare parts		8.30-16.70%

The Company reviews annually the useful lives and salvage values of these assets and any changes are accounted for prospectively.

The Company records impairment charges on rotable spare parts, furniture and equipment used in operations when events and circumstances indicate that the assets may be impaired or when the carrying amount of a long-lived asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less cost to sell and its value in use.

The value in use calculation is based on a discounted cash flow model, using our projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

d) Foreign currency transactions and exchange differences

The Mexican peso is the functional currency of the Company and its subsidiaries.

Transactions in foreign currencies are translated into the Company’s functional currency at the exchange rate at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are subsequently translated at the exchange rate at the consolidated statement of financial position date.

Any differences resulting from the currency translation are recognized in the consolidated statement of operations.

Non-monetary items that are measured in terms of historical cost in a foreign currency are not subject to remeasurement after the dates of the initial transactions.

e) Liabilities and provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

NOTES TO THE FINANCIAL STATEMENTS.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	CONSOLIDATED PAGE 10/14

Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

For certain operating leases, the Company is contractually obligated to return the leased aircraft and engines in a specific return condition. The Company accrues for restitution costs related to aircrafts held under operating leases throughout the term of the lease, based upon the estimated cost of satisfying the return condition criteria for each aircraft.

The Company records aircraft lease return liabilities reserve that is calculated based on the best estimate of the return obligation costs under each aircraft lease agreement. These return obligations are related to the possible costs incurred in the reconfiguration of aircraft (interior and exterior), painting, carpeting and other costs, which are estimated based on current cost adjusted for the inflation.

f) Employee benefits

i) Personnel vacations

The Company recognizes a reserve for the costs of paid absences, such as vacation time, based on the accrual method.

ii) Seniority premiums

Seniority premiums other than those arising from restructurings, are recognized based upon actuarial calculations, the cost of benefits are determined using the projected unit credit method.

Actuarial gains and losses are recognized in full in the period in which they occur in other comprehensive income. Such actuarial gains and losses are not reclassified to profit or loss in subsequent periods.

The defined benefit asset or liability comprises the present value of the defined benefit obligation using a discount rate based on government bonds (Certificados de la Tesorería de la Federación “CETES” in Mexico), less the fair value of plan assets out of which the obligations are to be settled.

iii) Incentives

The Company has a quarterly incentive plan for certain personnel whereby cash bonuses are awarded for compliance with performance targets. These incentives are accounted for as a short-term benefit under IAS 19R. A provision is recognized based on the estimated amount of the incentive payment.

iv) Long-term retention plan

During 2011, the Company implemented an employee long-term retention plan, the purpose of this plan is to retain high performing employees within the organization by paying incentives depending on the Company’s performance. Incentives under this plan are payable in three equal annual installments and the cost is determined using the projected unit credit method.

v) Management incentive plan

Certain key employees of the Company receive additional benefits through a share purchase agreement, which has been classified as an equity-settled share-based payment. The equity settled compensation cost is recognized in consolidated statement of operations under the caption of salaries and benefits, over the vesting period.

vi) Employee profit sharing

Employee profit sharing is computed at the rate of 10% of the individual company taxable income, except for depreciation of historical rather restated values, foreign exchange gains and losses, which are not included until the asset is disposed of or the liability is due and other effects of inflation are also excluded. The cost of employee profit sharing earned for the current-year is presented as an expense in the consolidated statement of operations.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

NOTES TO THE FINANCIAL STATEMENTS.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	CONSOLIDATED PAGE 11/14

g) Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

Property and equipment lease agreements are recognized as finance leases if the risks and benefits incidental to ownership of the leased assets have been transferred to the Company when (i) the ownership of the leased asset is transferred to the Company upon termination of the lease; (ii) the agreement includes an option to purchase the asset at a reduced price; (iii) the term of the lease is for the major part of the economic life of the leased asset; (iv) the present value of minimum lease payments is basically the same as the fair value of the leased asset, net of any future benefit or scrap value; or (v) the leased asset is of a specialized nature for the Company.

When the risks and benefits incidental to the ownership of the leased asset remain mostly with the lessor, they are classified as operating leases and rental payments are charged to results of operations on a straight-line over the term of the lease.

Lease contracts for aircraft, engines and components parts are classified as operating leases.

Sale and leaseback

The Company enters into sale and leaseback agreements whereby an aircraft or engine is sold to a lessor upon delivery and the lessor agrees to lease such aircraft or engine back to the Company. Leases under sale and leaseback agreements meet the conditions for treatment as operating leases.

Profit or loss related to a sale transaction followed by an operating lease, is accounted for as follows:

(i) Profit or loss is recognized immediately when it is clear that the transaction is established at fair value.

(ii) If the sale price is below fair value, any profit or loss is recognized immediately.

However, if the loss is compensated for by future lease payments at below market price, such loss is recognized as an asset in the consolidated statements of financial position, and loss recognition is deferred and amortized to the consolidated statements of operations in proportion to the lease payments over the contractual lease term.

(iii) If the sale price is above fair value, the excess of the price above the fair value is deferred and amortized to the consolidated statements of operations over the asset’s expected lease term, including probable renewals, with the amortization recorded as a reduction of rent expense.

h) Taxes and fees payable.

The Company is also required to collect certain taxes and fees from customers on behalf of government agencies and airports and remit these to the applicable governmental entity or airport on a periodic basis. These taxes and fees include federal transportation taxes, federal security charges, airport passenger facility charges, and foreign arrival and departure fees. These charges are collected from customers at the time they purchase their tickets, but are not included in passenger revenue. The Company records a liability upon collection from the customer and discharges the liability when payments are remitted to the applicable governmental entity or airport.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

NOTES TO THE FINANCIAL STATEMENTS.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	CONSOLIDATED PAGE 12/14

i) Income taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the income statement. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences.

Deferred tax assets are recognized for all deductible temporary differences, the carry-forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction in OCI.

j) Derivative financial instruments and hedge accounting

The Company mitigates certain financial risks, such as volatility in the price of fuel, adverse changes in interest rates and exchange rate fluctuations, through a risk management program that includes the use of derivative financial instruments.

In accordance with IAS 39, derivative financial instruments are recognized on the consolidated statement of financial position at fair value. The effective portion of a cash flow hedge’s gain or loss is recognized in accumulated other comprehensive income (loss) in equity, while the ineffective portion is recognized in current year earnings.

The realized gain or loss on valuation of derivative financial instruments that qualify for hedge accounting is recorded in the same consolidated statement of operations caption as the realized gain or loss as on the hedged item.

Derivative financial instruments that are not designated as a hedge or are not effective hedges, are recognized at fair value with changes in fair value recorded in current year earnings.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

NOTES TO THE FINANCIAL STATEMENTS.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	CONSOLIDATED PAGE 13/14

Outstanding derivative financial instruments may require collateral to guarantee a portion of the unsettled loss prior to maturity. The amount of collateral delivered in pledge, is presented as part of non-current assets under the caption guarantee deposits, and the amount of the collateral is reviewed and adjusted on a daily basis based on the fair value of the derivative position.

k) Financial instruments – Disclosures

IFRS 7 requires a three-level hierarchy for fair value measurement disclosures and requires entities to provide additional disclosures about the relative reliability of fair value measurements.

l) Treasury shares

The Company’s equity instruments that are reacquired (treasury shares), are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation. Any difference between the carrying amount and the consideration received, if reissued, is recognized in additional paid in capital.

Share-based payment options exercised during the reporting period are settled with treasury shares.

m) Operating segments

The Company is managed as a single business unit that provides air transportation and related services. The Company has two geographic areas identified as domestic (Mexico) and international (United States of America), all assets and liabilities are located in Mexico.

5) Significant accounting judgments, estimates and assumptions

The preparation of these financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of the Company’s consolidated financial statements.

Certain of the Company’s accounting policies reflect significant judgments, assumptions or estimates about matters that are both inherently uncertain and material to the Company financial position or results of operations.

Actual results could differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

i) Aircraft maintenance deposits paid to lessors

The Company makes certain assumptions at the inception of a lease and at each reporting date to determine the recoverability of maintenance deposits. The key assumptions include the estimated time between the maintenance events, the date the aircraft is due to be returned to the lessor and the number of flight hours the aircraft is estimated to be flown before it is returned to the lessor.

ii) Management incentive plan

The Company measures the cost of its equity-settled transactions at fair value at the date the equity benefits are conditionally granted to employees.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

NOTES TO THE FINANCIAL STATEMENTS.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	CONSOLIDATED PAGE 14/14

The cost of equity-settled transactions is recognized, together with a corresponding increase in other capital reserves in equity, over the period in which the performance and/or service conditions are fulfilled. For grants that vest on meeting performance conditions, compensation cost is recognized when it becomes probable that the performance condition will be met. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest.

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model, including the expected life of the share option, volatility and dividend yield, and making assumptions about them.

iii) Deferred taxes

Deferred tax assets are recognized for all available tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Management’s judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning opportunities to advance taxable profit before expiration of available tax losses.

iv) Fair value of financial instruments

Where the fair value of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and expected volatility.

v) Impairment of long-lived assets

The Company assesses whether there are any indicators of impairment for long-lived assets annually and at other times when such indicators exist. Impairment exists when the carrying amount of a long-lived asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less cost to sell and its value-in-use. The value-in-use calculation is based on a discounted cash flow model, using the Company’s projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

vi) Allowance for doubtful accounts

An allowance for doubtful accounts receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (THOUSAND PESOS)	CONSOLIDATED

Company name	Pricipal activity	Number of shares	% Owner ship	Total amount
				Acquisition cost	Current value
Total investment in associates				0	0

Notes N/A

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

BREAKDOWN OF CREDITS (THOUSAND PESOS)	CONSOLIDATED

Credit type / Institution	Foreign institution (Yes/no)	Contract signing date	Expiration date	Interest rate	Maturity or amortization of credits in national currency						Maturity or amortization of credits in foreign currency
					Time interval						Time interval
					Current year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more	Current year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more
Banks
Foreign trade
Secured
Commercial banks
Banco Santander-Bancomext	Not	27/07/2011	01/11/2016	2.50%+ 3M LIBO							133,134	0	430,708	100,484	0	0
Other

Total banks					0	0	0	0	0	0	133,134	0	430,708	100,484	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

BREAKDOWN OF CREDITS (THOUSAND PESOS)	CONSOLIDATED

Credit type / Institution	Foreign Institution (Yes/No)	Contract signing date	Expiration date	Interest rate	Maturity or amortization of credits in national currency						Maturity or amortization of credits in foreign currency
					Time interval						Time interval
					Current year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more	Current year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more
Stock market
Listed stock exchange
Unsecured
Secured
Private placements
Unsecured
Secured

Total stock market listed in stock exchange and private Placement					0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

BREAKDOWN OF CREDITS (THOUSAND PESOS)	CONSOLIDATED

Credit type / Institution	Foreign institution (yes/no)	Date of agreement	Expiration date	Maturity or amortization of credits in national currency						Maturity or amortization of credits in foreign currency
				Time interval						Time interval
				Current year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more	Current year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more
Other current and non- current liabilities with cost
Total other current and non- current liabilities with cost				0	0	0	0	0	0	0	0	0	0	0	0

Suppliers
Landing, take-off and navigation	Not			156,557	0
Fuel	Not			88,255	0
Administrative expenses	Not			17,429	0
Sales, marketing and distribution	Not			15,460	0
Maintenance expenses	Not			13,650	0
Technology and communication	Not			5,042	0
Other services	Not			2,686	0
Maintenance expenses	Yes									102,541	0
Aircraft and engine rent expenses	Yes									37,001	0
Fuel	Yes									21,068	0
Landing, take-off and navigation	Yes									16,564	0
Technology and communication	Yes									12,035	0
Administrative expenses	Yes									2,351	0
Sales, marketing and distribution	Yes									276	0
Other services	Yes									1,024	0

Total suppliers				299,079	0					192,860	0

Other current and non- current liabilities

Others	Not			2,547,350	11,373	42,561	44,395	35,844	24,643
Others	Yes									280,434	0	66,483	0	0	0

Total other current and non- current liabilities				2,547,350	11,373	42,561	44,395	35,844	24,643	280,434	0	66,483	0	0	0

General total				2,846,429	11,373	42,561	44,395	35,844	24,643	606,428	0	497,191	100,484	0	0

Notes

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MONETARY FOREIGN CURRENCY POSITION (THOUSAND PESOS)	CONSOLIDATED

	Dollars		Other currencies
Foreign currency position (thousands of pesos)	Thousands of dollars	Thousand pesos	Thousands of dollars	Thousand pesos	Thousand pesos total

Monetary assets	449,136	5,876,361	0	0	5,876,361

Current	166,628	2,180,111	0	0	2,180,111

Non current	282,508	3,696,250	0	0	3,696,250

Liabilities position	92,070	1,204,616	0	0	1,204,616

Current	46,389	606,940	0	0	606,940

Non current	45,681	597,676	0	0	597,676

Net balance	357,066	4,671,745	0	0	4,671,745

Notes

Position balances are valued foreign currency exchange rate the end of March 31, 2014 a dollar per Ps.13.0837.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	DEBT INSTRUMENTS

PAGE 1 / 2 CONSOLIDATED

FINANCIAL LIMITATIONS IN CONTRACT, ISSUED DEED AND / OR TITLE

Revolving line of credit with Banco Santander (“México”), S.A., Institución de Banca Múltiple, Grupo Financiero Santander (“Santander”) and Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”)

This loan agreement provides for certain covenants, including limits to the ability to, among others:

i)	Incur debt above a specified debt basket unless certain financial ratios are met.
ii)	Create liens.
iii)	Merge or acquire any other entity without the previous authorization of the Banks.
iv)	Dispose of certain assets.
v)	Declare and pay dividends, or make any distribution on the Company’s share capital unless certain financial ratios are met.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	DEBT INSTRUMENTS

PAGE 2 / 2 CONSOLIDATED

ACTUAL SITUATION OF FINANCIAL LIMITED

In compliance

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	DISTRIBUTION OF REVENUE BY PRODUCT

TOTAL INCOME (THOUSAND PESOS)	CONSOLIDATED

	Net sales		Market	Main
Main products or product line	Volume	Amount	share (%)	Trademarks	Customers
National income
Domestic (Mexico)	0	2,010,475	0
Export income
United States of America	0	764,883	0
Income of subsidiaries abroad

Total	0	2,775,358

Notes

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK CHARACTERISTICS OF THE SHARES	CONSOLIDATED

			Number of shares				Capital stock
Series	Nominal value	Valid coupon	Fixed portion	Variable portion	Mexican	Free subscription	Fixed	Variable
A	0.00000	0	3,224	877,852,982	0	0	9	2,579,714
B	0.00000	0	20,956	133,999,515	0	0	56	393,780

Total			24,180	1,011,852,497	0	0	65	2,973,494

Total number of shares representing the paid in Capital stock on the date of sending the information	1,011,876,677

Notes

Amounts in Capital stock fixed and variable are expressed in thousands of Mexican pesos.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	DERIVATIVE FINANCIAL INSTRUMENTS

PAGE 1 / 3 CONSOLIDATED

Qualitative and quantitative information of the derivatives position of Controladora Vuela Compañía de Aviación, S.A.B. de C.V. y subsidiaries (“Volaris” o la “Compañía”) at March 31, 2014.

1)	Management discussion about the financial derivatives instruments policies, explaining whether these policies allow them to be used only for hedging or other purposes such as negotiation.

The Company’s activities are exposed to different financial risks. The Company’s global risk management program, which is governed by the Hedging Policy and approved by the Board of Directors, is focused on the uncertainty in the financial markets and aims to minimize the adverse effects on the net earnings, while restricting speculation and, accordingly, attempting not to put the Company’s balance sheet at risk. Volaris uses derivative financial instruments to hedge some of these risks and does not engage into derivatives instruments for speculative or negotiation purposes.

The Hedging Policy establishes that derivative financial instruments transactions will be approved and implemented/monitored by various committees, additionally setting minimum liquidity levels, maximum notional, coverage range, markets, counterparties and approved instruments. The fulfillment of the Hedging Policy, and its procedures, are subject to internal and external audits.

The Hedging Policy is conservative regarding approved derivative financial instrument since it only allows plain vanilla simple instruments that maintain an effective correlation with the primary position to be hedged. It is the Company’s objective to ensure that derivative financial instruments held, at all times, qualify for hedge accounting.

Through the use of derivative financial instruments, Volaris aims to transfer a portion of the market risk to its financial counterparties; some of these are best described as follows:

1.	Fuel price risk: Volaris engages in derivative financial instruments aiming to hedge against significant increases and/or sudden increases in the fuel price. Such instruments are negotiated in over the counter (“OTC”) market, with approved counterparties and within approved limits by the Hegding Policy. At the date of this report, the Company has Asian swaps, with U.S. Gulf Coast Jet Fuel 54 as underlying asset, through which it pays fixed amounts and receives amounts based on the average price of the underlying asset within the coverage period. These instruments qualified for hedge accounting and accordingly, their effects are presented as part of fuel cost in the consolidated statements of operations.

2.	Foreign currency risk: The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities; when revenue or expense is denominated in a different from the Company´s functional (including the amount payable arising from U.S. dollar denominated expenses and U.S. dollar linked expenses and payments). To mitigate this risk, the Hedging Policy allows the Company to use foreign exchange derivative financial instruments. As of the date of this report, the Company does not hold foreign currency related derivative financial instruments.

3.	Interest rate risk: The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company´s long term debt obligations and flight equipment operating lease agreements with floating interest rates. The Company’s results are affected by fluctuations in market interest rates due to the impact that such changes may have on lease payments indexed to London Inter Bank Offered Rate (“LIBOR”). The Company uses interest rate swaps to reduce its exposure to fluctuations in market interest rates and accounts for these instruments as an accounting hedge.

Outstanding derivative financial instruments may require collateral to guarantee a portion of the unsettled loss prior to maturity. The amount of collateral delivered in pledge, is presented as part of non-current assets under the caption guarantee deposits, and the amount of the collateral is reviewed and adjusted on a daily basis based on the fair value of the derivative position.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	DERIVATIVE FINANCIAL INSTRUMENTS

PAGE 2 / 3 CONSOLIDATED

Markets and eligible counterparties

The Company only operates in over the counter (“OTC”) markets. To manage counterparty risk, the Company negotiates ISDA agreements with counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. This risk on derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies. As of March 31, 2014, the Company has in place 8 ISDA agreements and operates through 6 of them.

All of the ISDA agreements have a credit support annex (“CSA”), where credit conditions are defined, among which credit lines and guidelines for margin calls are stipulated, such as minimum amounts and rounding. The execution of derivative financial instruments is distributed among the different counterparties to limit overall exposure to a single one, pursuing an efficient use of the various CSA thresholds to minimize potential margin calls.

2)	Generic description of the valuation techniques, distinguishing instruments that are carried at cost or fair value and the valuation methods and techniques.

The Company uses the valuations received from its counterparties. This fair value is compared against internally developed valuation techniques that are made using valid and recognized methodologies, through which the fair value of derivative financial instruments is estimated based on market levels and variables of the underlying asset, using Bloomberg as the main source of information.

Based on International Financial Reporting Standards (“IFRS”), under which the Company prepares its financial statements, Volaris realizes prospective and retrospective effectiveness tests, whose results must be within the permitted ranges, as well as hedging records where derivative financial instruments are classified according to the type of underlying asset (updated and monitored constantly).

In accordance with IAS 39, derivative financial instruments are recognized on the consolidated statement of financial position at fair value. The effective portion of a cash flow hedge’s gain or loss is recognized in accumulated other comprehensive income (loss) in equity, while the ineffective portion is recognized in current year earnings.

3)	Management discussion on internal and external sources of liquidity that could be used to meet the requirements related to derivative financial instruments

The Hedging Policy establishes that derivative financial instruments transactions will be approved and implemented/monitored by different committees, additionally setting minimum liquidity levels, maximum notional, coverage range, markets, counterparties and approved instruments. The fulfillment of the hedging policy, and its procedures, are subject to internal and external audits. To avoid putting the Company’s balance sheet at risk, the hedging policy establishes liquidity thresholds and Volaris may only enter into new derivative financial instruments positions when we have cash available to support the cost of such coverage.

4)	Changes in exposure to the major risks identified and the administration thereof, contingencies and known or anticipated events by management that may affect future reports.

The Company’s activities are exposed to various financial risks, such as the fuel price risk, foreign currency risk and interest rate risk. During the first quarter of 2014 no significant changes were identified that can modify exposure to the risks described above, a situation that may change in the future.

The Hedging Policy is conservative regarding approved derivative financial instruments, since it only allows plain vanilla instruments that maintain effective correlation with the primary position hedged (in accordance with IFRS standards). Accordingly, changes in the fair value of derivative instruments will solely be the result of changes in the levels or prices of the underlying asset, and it will not modify the hedging objective for which they were initially celebrated.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 01 YEAR: 2014

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	DERIVATIVE FINANCIAL INSTRUMENTS

PAGE 3 / 3 CONSOLIDATED

Outstanding derivative financial instruments may require collateral to guarantee a portion of the unsettled loss prior to maturity. The execution of derivative financial instruments is distributed among its different counterparties to limit overall exposure to a single one, pursuing an efficient use of the various CSA thresholds to minimize potential margin calls.

During the first quarter of 2014, there wasn’t any default on any of the Company’s derivative financial instruments agreements

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER 01 YEAR: 2014

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

NOTES TO THE FINANCIAL STATEMENTS	CONSOLIDATED

11040000: At March 31, 2014 and December 2013, this item is comprised mainly of recoverable taxes and other minor receivables.

The tax recoverable balances reported at March 31, 2014 and December 2013 amount to Ps.370,867 and Ps.331,479, respectively.

11060060: At March 31, 2014 and December 2013, this item is comprised mainly of maintenance deposits for flight equipment paid to lessors (maintenance reserves), in the amount of Ps.472,679 and Ps.459,531, respectively, and other minor items.

12030030: At March 31, 2014 and December 2013, this item is comprised mainly of flight equipment improvements (capitalized maintenance) in the amount of Ps.725,701 and Ps.601,845, respectively, which are depreciated based on our maintenance policy; rotable spare parts amounting to Ps.204,843 and Ps.181,676, respectively; and other minor items.

12030050: At march 31, 2014 and December 2013, this item is comprised mainly of predelivery payments for aircraft acquisitions in the amount of Ps.960,091 and Ps.879,001, respectively, and other minor items.

12060040: At March 31, 2014 and December 2013, the software owned by the Company is presented in this item.

12080050: At March 31, 2014, this item mainly includes maintenance deposits (maintenance reserves) and security deposits for flight equipment paid to lessors in the amount of Ps.2,270,447 and Ps.433,384, respectively.

At December 31, 2013, this item mainly includes maintenance deposits (maintenance reserves) and security deposits for flight equipment paid to lessors in the amount of Ps.2,147,720 and Ps.404,096, respectively.

21050020: At March 31, 2014 and December 2013, certain taxes, rights, and tariffs are presented in this reference, which include value added tax, federal public transportation tax, federal charges for security review, charges for the use of airport facilities and taxes related to international arrivals and departures that the Company charges passengers on behalf of governmental entities and airports. These taxes, rights and tariffs are paid to those entities periodically.

21060080: At March 31, 2014, this item is comprised of other accrued liabilities and liabilities contracted with related parties in the amount of Ps.973,584 and Ps.16,107, respectively.

At December 31, 2013, this item is comprised of other accrued liabilities and liabilities contracted with related parties in the amount of Ps.1,032,582 and Ps.3,036, respectively.

30070000: Treasury stock is presented exclusively in this item.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER 01 YEAR: 2014

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

NOTES TO FINANCIAL STATEMENTS	CONSOLIDATED